Exhibit 7.02

September 21, 2006

Board of Directors

Educate, Inc.

1001 Fleet Street

Baltimore, Maryland  21202

Ladies and Gentlemen:

Together with Peter J. Cohen (President and Chief Operating Officer), Christopher Paucek (President, Educate Products), Sterling Capital Partners, LP, Sterling Capital Partners II, LP and certain limited partners and co-investors of Sterling Capital Partners, including Citigroup Private Equity, I am pleased to present a proposal by which we would acquire all of the outstanding shares of common stock of Educate, Inc. (the “Company”) at a cash purchase price of $8.00 per share to all selling stockholders, through a new acquisition vehicle which we will form.

We believe that our offer is fair and in the best interests of the Company and its public stockholders and that the stockholders will find our proposal attractive. We want to emphasize that we are making a proposal that is predicated on all stockholders being treated equally. Our proposal represents a significant premium over the closing sale price of the Company’s common stock on the date of this offer (13.0%) and over the average trading price of the Company’s common stock over the preceding month (20 trading days) (19.8%), and on an enterprise value basis is 13.6 times the Company’s EBITDA for the 12 months ended June 30, 2006.

I would anticipate reinvesting a substantial portion of my equity ownership in this transaction and would expect to provide other members of the Company’s senior management team with the opportunity to participate in the transaction as well.  I would continue in my role as Chairman and CEO following the transaction.  Peter and Christopher would continue in their current roles, and we would also expect the Company’s senior management team to continue in their current roles.

The transaction would be financed through a combination of debt and equity.  We have engaged Signal Hill Capital Group LLC as financial advisors for this transaction.  We have received term sheets for financing the entire debt side of the capital structure from each of GSO Capital Partners, LP and JPMorgan Chase, stating their willingness to underwrite the debt necessary to complete the transaction.  A copy of each letter is enclosed herewith.  The equity for the transaction of up to $265 million is expected to be provided by the Sterling Capital Partners funds, Company management, and limited partners and co-investors of Sterling Capital Partners, including Citigroup Private Equity and GSO Capital Partners. Letters from Sterling Capital Partners and Citigroup Private Equity, indicating their interest in providing equity financing for this transaction, are attached hereto.  The interest of GSO in providing equity financing for the transaction is reflected in the attached term sheet from them.

We believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the transaction in an expedited manner.  To that end, we intend to provide shortly a proposed merger agreement that we would be prepared to enter into with the

Company.  My longstanding involvement in the Company means that we will be in a position to finalize the merger agreement very quickly.

Of course, no binding obligation on the part of the Company or us shall arise with respect to the proposal or any transaction unless and until such time as definitive documentation satisfactory to us and approved by the Board of Directors is executed and delivered.

We look forward to working with the Board of Directors and its legal and financial advisors to complete a transaction that is attractive to the Company’s public shareholders.  Your prompt consideration of this proposal is requested.  Should you have any questions, please contact us.

Sincerely,

/s/ R. Christopher Hoehn-Saric
R. Christopher Hoehn-Saric